04036297

Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
Fax: 01303 850360

www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

26 July 2004

Dear Sirs,

82-3000 82-2999

RE : Eurotunnel PLC (~~82-2999~~)/Eurotunnel SA (~~82-3000~~) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose the following:

- Eurotunnel's interim results to 30 June 2004.

Yours faithfully,

p.p.

D Leonard
Secretary

PROCESSED
AUG 17 2004
THOMSON
FINANCIAL

EMBARGO: Not for release before 0730 hours (UK time) on Monday, 26 July 2004

INTERIM RESULTS TO 30 JUNE 2004

* **Operating revenue down 3% in a difficult trading environment**
* **Truck carryings up 2% despite decrease in yields**
* **Higher yields fail to offset decline in car traffic**
* **Increase in operating costs**

Eurotunnel, operator of the Channel Tunnel, today reported interim results for the first half of 2004.

Jacques Maillot, Chairman, and Jean-Louis Raymond, Group Chief Executive, said:

"The decline in operational results seen in recent years has continued in the first half of 2004. As our shareholders had feared, Eurotunnel's financial situation is worrying. As indicated on 7 July, we are addressing the fundamental aspects of the company's structure, and the policies it has pursued for several years.

"These results are not ours. However, we have identified the conditions that need to be addressed internally to bring about a recovery: on the one hand, a revival of activity by completely redefining our commercial strategy and tariff structure; and on the other hand, by improving operating margins through a major overhaul of organisation and methods leading to substantial cost reductions. These measures should improve the company's operational situation from 2005 and will provide the indispensable foundations for a less constraining financial base.

"But these measures alone will not be enough. It is essential that Eurotunnel engages in a global dialogue as soon as possible with all its partners, whether public or private, financial or industrial, if it is to achieve recovery."

FINANCIAL RESULT FOR THE SIX MONTHS TO 30 JUNE 2004[1]

£ million	2004 Actual	2003 Restated[2]	2004/2003 % change[3]	2003 Reported
Exchange rate €/£	1.496	1.496		1.446
Shuttle Services	137	147	-6%	149
Railways	115	113	+2%	115
Transport activities	**252**	**260**	-3%	**264**
Non-transport activities	9	7	+11%	8
Operating revenue	**261**	**267**	-3%	**272**
Other income	8	8		8
Total turnover	**269**	**275**	-2%	**280**
Operating costs	(137)	(127)	+8%	(130)
Operating margin	**132**	**148**	-11%	**150**
Depreciation & provisions	(62)	(70)		(70)
Operating profit	**70**	**78**	-11%	**80**
Net interest	(146)	(157)	-7%	(159)
Underlying loss	**(76)**	**(79)**	+3%	**(79)**
Exchange gains / (losses)	2			(1)
Exceptional (loss) / profit	(8)			63
Net loss	**(82)**			**(17)**

[1] The basis of the preparation of the accounts to 30 June 2004 is set out in note 2 to the interim combined accounts attached to this report. This note describes the two uncertainties relating to the validity of the going concern principle and the value of assets.
[2] The figures at 30 June 2003 have been restated at £1=€1.496 to assist comparison with the 2004 figures.
[3] Variances are calculated on underlying figures in £000's.

Turnover

Revenue from Shuttle Services fell by 6% to £137 million at constant exchange rates compared to the first half of 2003. In the passenger car and coach business, higher average yields were not sufficient to compensate for decreased traffic volumes. In the truck business, increased traffic volumes in the first half of 2004 did not compensate for the lower average yields. In the absence of any significant changes to the intensely competitive trading environment during the second half of the year, this trend is likely to continue.

Railways revenue increased slightly due to inflation and remains protected by payments under the Minimum Usage Charge provisions.

Revenue generated from non-transport activities, including retail and UK land sales, increased slightly to £9 million compared to the first half of 2003.

Other income of £8 million largely comprises the release of provisions for large-scale maintenance.

At £269 million, total turnover for the first half of the year was 2% below the same period in 2003.

Operating profit

Operating costs increased by 8% to £137 million at constant exchange rates compared to the same period in 2003. This was principally due to higher cost of sales related to UK land sales, an increase in AGM organisation costs, additional marketing expenditure in the passenger business, increased energy costs, and higher maintenance costs for infrastructure and rolling stock.

Following the impairment charge accounted for at the end of 2003, depreciation charges in the first half of 2004 were £8 million lower than in the same period in 2003. Operating profit at £70 million for the first six months of 2004 was 11% below the first half of 2003.

Net result

Net interest charges in the first half of 2004 were £11 million below the same period in 2003 at constant exchange rates. Following their conversion at the end of 2003, no interest has been incurred in 2004 on Equity Notes. Several small debt repurchases in the second half of 2003 and the first half of 2004 have also reduced interest charges.

The underlying loss of £76 million was reduced slightly compared to the first half of 2003 level at constant exchange rates.

A net exceptional loss of £8 million was incurred in the first half of 2004 relating principally to the refinancing projects and to the retrocession of roads and tracks in the area surrounding the French terminal. This was partly offset by a profit of £2 million generated by the repurchase of debt at a discount to its face value.

The net loss of £82 million for the period compared to a loss of £17 million for the first half of 2003.

Cash flow & interest cover

Cash flow from operating activities was £124 million in the first half of 2004 compared to £138 million for the same period in 2003. This reduction of £14 million results from the reduction in operating margin compared to 2003, partially compensated for by an improvement in working capital.

Net capital expenditure has remained stable at £16 million compared to the same period in 2003. Net cash flow from operating activities after capital expenditure for the first six months of the year was £108 million compared to £122 million in the first half of 2003.

Interest cover for the first half was 105% before capital expenditure (2003: 87%) and 91% after capital expenditure (2003: 77%).

£ million	2004 Actual	2003 Reported
Exchange rate €/£	1.491	1.443
Net cash flow from operations	**124**	**138**
Capital expenditure (net)	(16)	(16)
Cash flow after capital expenditure	**108**	**122**
Interest cover before capital expenditure	*105%	87%
Interest cover after capital expenditure	*91%	77%

* Excludes hedging payments incurred in the first half of 2004 paid in July 2004 and exceptional costs.

REVIEW OF ACTIVITY IN THE FIRST HALF OF 2004

Eurotunnel Shuttle Services

	2004	2003	2004/2003 % change	Short straits market*
Truck Shuttles	646,468 trucks	631,742 trucks	+2%	+4%
Passenger Shuttles	944,832 cars** 29,834 coaches	1,098,913 cars** 34,843 coaches	-14% -14%	-10% -4%

* Folkestone-Dover/Boulogne-Calais-Dunkerque-Zeebrugge
** including motorcycles, cars, cars with trailers, caravans and campervans

Truck Shuttles

Eurotunnel carried 646,468 trucks in the first half of 2004, an increase of 2% compared to 2003. The short straits truck market continued its growth into the second quarter, leading to a 4% increase for the first half. Market share for the first half of 2004 deteriorated by one point to 42% compared to the same period in 2003. Average yields were lower than in the first half of 2003, resulting in lower revenues. The market remains intensely competitive.

Passenger Shuttles

The short straits car market contracted by 10% compared to the first half of 2003, and continues to suffer from competition from low-cost airlines. The volume of cars carried by Eurotunnel during the first half fell by 14% to 944,832 vehicles, and Eurotunnel's market share fell by two points to 48%.

Scheduled coach services were significantly reduced due to competition from low-cost airlines. The coach market declined by 4%, with Eurotunnel volumes falling by 14% to 29,834 coaches. Yields increased slightly in the first half compared to the same period in 2003. Market share fell by four points to 33%.

Railways (Eurostar & rail freight)

The Channel Tunnel is also used by other rail services not managed by Eurotunnel – Eurostar for high-speed passenger-only services on London/Paris and London/Brussels routes, and EWS and SNCF for international rail freight services.

Eurostar

Continuing the strong growth achieved since the opening of the first section of the UK high-speed rail link, 3,406,698 Eurostar passengers* travelled through the Channel Tunnel in the first half of 2004, an increase of 20% compared to the first half of 2003.

Rail freight

The volume of rail freight transported through the Channel Tunnel continues to recover with 978,717 tonnes carried in the first half, an increase of 15% compared to the first half of 2003.

Revenues from Eurostar and rail freight services through the Channel Tunnel are protected by the Minimum Usage Charge (MUC) paid to Eurotunnel by the Railways. This arrangement continues until November 2006.

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille.

IMPORTANT EVENTS

An ordinary general meeting of the shareholders of Eurotunnel SA, specially convened by Maitre Chriqui (the "mandataire" appointed by the Paris Commercial Court) and held on 7 April 2004, decided to dismiss all of the Board and to elect six new directors in their place. The new Board appointed Jacques Maillot, Jean-Louis Raymond, and Hervé Huas as, respectively, Chairman, Chief Executive and Deputy Chief Executive of the Group, and of ESA, EPLC, FM and CTG.

As a result of the rejection of all of the resolutions proposed at the Annual General Meeting of Eurotunnel SA, the 2003 accounts were not approved and will be submitted for approval, without modification, to the Annual General Meeting of Eurotunnel SA that considers the accounts for 2004. Furthermore, it was not possible to appoint or to reappoint the statutory and deputy statutory "commissaires aux comptes" of Eurotunnel SA. On 16 April 2004 the Paris Commercial Court made an order appointing "commissaires aux comptes" to Eurotunnel SA until such time as an Annual General Meeting of Eurotunnel SA makes the appointment. The appropriate procedures were followed in the UK to renew the appointment of the auditors of Eurotunnel plc, and on the 21 June, the Secretary of State for Trade and Industry made the appointment.

In a letter addressed to the shareholders on 7 July, the Chairman and the Chief Executive outlined three key corporate objectives: stimulating revenue growth by radically changing the commercial policy, reducing costs, and reaching a sustainable level of debt by putting the Group's finances on a far healthier footing. The letter summarised the initial findings of the new management, announced a re-organisation of the senior management of the Group, and stated that a long-term plan would be finalised by the end of October.

FINANCING



£BN
Financing @ 30/06/2004
Senior Debt
0.4
Junior Debt
Tier 1A
Resettable Advances
4.4
CORE DEBT
Stabilisation Facility
Participating Loan Notes
Accrued interest
1.4
BUFFER ZONE
Shareholders' Funds
1.2
EQUITY

Eurotunnel's funding falls into three main parts – Core Debt, a Buffer Zone, and equity.

The Core Debt totalling £4.8 billion comprises £0.4 billion of Senior and 4th Tranche Debt, £3.2 billion of Junior Debt and £0.7 billion of Tier 1A Debt, and £0.5 billion of Resettable Advances.

No debt repayments are due before 2006. Junior Debt repayments are scheduled to commence in 2007 with a repayment of £32 million.

The Buffer Zone of £1.4 billion includes £0.5 billion drawings under the Stabilisation Facility, which is available to meet interest payments which cannot be paid in cash during 2004 and 2005. The Stabilisation Advances and Stabilisation Notes carry 0% interest until 2006. Eurotunnel is able to convert the Stabilisation Advances and Stabilisation Notes[1] outstanding at the end of 2005 into shares in order to assist the Company in managing its financial position following the end of the Stabilisation Period. On the basis of information currently available, and in view of the current outlook and the attractive terms of conversion, the Joint Board expects that a recommendation will be made to the shareholders in 2005, for the conversion of all Stabilisation Advances and Stabilisation Notes into Units. This zone also includes the Participating Loan Notes (PLN) which carry 1% fixed interest until 2006.

The third part of the financing structure is the Shareholders' Funds, which at 30 June 2004 totalled £1.2 billion.

[1] Based on the £510 million Stabilisation Advances and Stabilisation Notes that were outstanding on 30 June 2004, such conversion would lead to the creation of 438 million new Units at a fixed conversion rate of £1.16 (at a euro/sterling exchange of €1.491). This would represent 15% of the new total number of shares in issue, and reduce interest charges by approximately £29 million per annum from 2006. Fully diluted share capital on the above basis would be 2,986 million Units (including exercise of stock options).

- END -

Notes to editors:

(1) A copy of the Eurotunnel Group's combined interim accounts is attached as an annex.
(2) A conference call for UK media will be held today at 0930 (UK time). Dial: + 44 (0)20 7075 3186.
(3) A conference call for UK retail shareholders will be held at 1645 (UK time) on Tuesday, 27 July. Dial: + 44 (0)20 7019 9508.
(4) The interim report will not be mailed to shareholders. The report is available on the internet at www.eurotunnel.com, or by contacting the Eurotunnel Shareholder Information Centre on 08457 697 397.

Media enquiries:
Kevin Charles, tel: + 44 (0)1303 288728 or + 44 (0)1303 288737

Investor & analyst enquiries:
Xavier Clément, tel: + 33 1 55 27 36 27

News release no. 905

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.

Balance Sheet (£000)	30 June 2004	30 June 2003	31 December 2003
ASSETS			
Tangible fixed assets			
Concession fixed assets	**7,381,924**	8,785,187	7,424,826
Other fixed assets	**1,964**	2,101	2,032
Total tangible fixed assets	**7,383,888**	8,787,288	7,426,858
Financial fixed assets			
Shares	**2,115**	107	1,165
Others	**16,372**	15,742	16,040
Total fixed assets	**7,402,375**	8,803,137	7,444,063
Stocks	**7,118**	16,296	8,830
Trade debtors	**40,876**	51,561	46,062
Other debtors	**15,569**	15,387	14,258
Other financial debtors	**512,795**	611,611	541,666
Investments and liquid funds	**175,471**	202,195	212,206
Total current assets	**751,829**	897,050	823,022
Prepaid expenses	**49,328**	54,435	52,592
Total assets	**8,203,532**	9,754,622	8,319,677
SHAREHOLDERS' FUNDS AND LIABILITIES			
Issued share capital	**285,400**	264,160	285,398
Share premium account	**2,368,389**	2,126,708	2,368,387
Other reserve	**3,483**	3,483	3,483
Profit and loss account reserve	**(1,635,097)**	(300,872)	(300,872)
Loss for the period	**(82,185)**	(17,075)	(1,334,225)
Exchange adjustment reserve	**227,904**	130,983	77,016
Total shareholders' funds	**1,167,894**	2,207,387	1,099,187
Provisions	**101,329**	94,452	99,508
Loan notes	**1,009,324**	1,126,872	950,646
Loans	**5,088,328**	5,365,336	5,289,297
Accrued interest	**94,531**	131,290	124,922
Overdrafts	**8**	1	0
Other financial creditors	**512,795**	611,611	541,666
Other creditors	**200,885**	184,537	191,767
Total creditors	**6,905,871**	7,419,647	7,098,298
Deferred income	**28,438**	33,136	22,684
Total shareholders' funds and liabilities	**8,203,532**	9,754,622	8,319,677
Exchange rate €/£	**1.491**	1.443	1.419

Profit and loss account (£000)	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003
Turnover			
Turnover and other operating income	**260,530**	272,064	566,376
Other income	**8,525**	7,640	17,568
Total turnover	**269,055**	279,704	583,944
Operating expenditure			
Materials and services (net)	**84,883**	76,943	162,329
Staff costs	**52,231**	52,230	104,720
Depreciation	**50,805**	58,929	124,173
Provisions	**10,848**	10,907	21,616
Other operating charges	**229**	351	1,322
Total operating expenditure	**198,996**	199,360	414,160
Operating profit	**70,059**	80,344	169,784
Financial income			
Interest receivable and similar income	**16,553**	25,465	41,327
Profit on disposal of investments	**244**	265	408
Exchange differences	**2,151**	906	1,270
Total financial income	**18,948**	26,636	43,005
Financial charges			
Interest payable and similar charges	**162,776**	184,837	359,490
Exchange differences	**351**	1,761	2,653
Total financial charges	**163,127**	186,598	362,143
Financial result	**(144,179)**	(159,962)	(319,138)
Exceptional result	**(8,042)**	62,566	* (1,184,847)
Taxation	**23**	23	24
Result			
Loss for the period	**(82,185)**	(17,075)	(1,334,225)
Loss per Unit	**(3.2p)**	(0.7p)	(56.5p)
Fully diluted loss per Unit	**(2.8p)**	(0.2p)	(53.3p)
Exchange rate €/£ for the period	**1.496**	1.446	1.435

* Including an exceptional impairment of £1,300 million in December 2003.

Cash flow statement (£000)	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003
Profit before depreciation, provisions, interest and tax	**131,712**	150,180	315,573
Exchange adjustment *	**167**	145	1,539
Decrease/(increase) in stocks	**1,522**	(2,241)	5,281
(Increase)/decrease in debtors	**(5,975)**	(13,139)	1,829
(Decrease)/increase in creditors	**(3,387)**	2,575	(9,918)
Net cash inflow from operating activities	**124,039**	137,520	314,304
Taxation	**(23)**	(23)	(24)
Returns on investments and servicing of finance	**(135,064)**	(134,350)	(277,878)
Capital expenditure	**(15,989)**	(16,226)	(24,717)
Other non-operating cash flows	**(4,355)**	2,716	20,391
Cash (outflow)/inflow before financing	**(31,392)**	(10,363)	32,076
Financing	**(774)**	(34,006)	(68,100)
Decrease in cash in the period	**(32,166)**	(44,369)	(36,024)
Exchange rate €/£	**1.491**	1.443	1.419

* The adjustment relates to the restatement of the elements of the Profit and Loss Account at the exchange rate ruling at the period end.

Notes

1. The Group Balance Sheet, Profit and Loss Account and Cash Flow Statement consist of the combination of the consolidated accounts of Eurotunnel plc together with Eurotunnel SA and its subsidiaries, applying exchange rates as described in the Annual Report and Accounts. These interim accounts do not constitute statutory accounts within the meaning of Section 240 of the UK Companies Act 1985.

2. Basis of preparation

These interim accounts have been prepared in accordance with accounting principles applicable in France, under the historical cost convention and on the going concern basis. The accounting principles and bases of calculation used for these interim accounts are consistent in all significant aspects with those used for the Group's accounts for the year ended 31 December 2003.

2.1 Uncertainties

The Group is subject to two uncertainties: the ability to continue as a going concern and the carrying value at which the Group's assets are recorded in the accounts.

2.1.1 Going concern

The continuation of the Group as a going concern is dependent upon the Group's ability to put in place a refinancing plan or, if not, to obtain an agreement with the Lenders under the existing Credit Agreements within the next two years. In the absence of a refinancing plan or other agreement, Eurotunnel's liquidity position remains protected until the end of 2005 as interest which cannot be paid in cash can be settled by way of Stabilisation Advances. The amounts available to be drawn against these Advances, which bear no interest before 2006, amount to £100 million in the period from 1 February 2004 to 31 January 2005 and £60 million in the period from 1 February 2005 to 31 January 2006.

If the Group was unable to put in place a refinancing plan or to obtain an agreement from the Lenders within the existing arrangements within two years, the Group's ability to trade as a going concern would not be assured and certain adjustments would need to be made to the accounts. Those adjustments would relate to the impairment of assets to their net realisable value and the recognition of additional liabilities. Such amounts cannot be measured at present. Within the French and British legal frameworks, the Lenders may seek to exercise the right to substitution included in the Concession Agreement and the securities over assets set out in the Credit Agreements.

On the basis of information currently available, and in view of the current outlook and the attractive terms of conversion, the Joint Board expects that a recommendation will be made to the shareholders in 2005, for the conversion of all Stabilisation Advances and Stabilisation Notes into Units. The terms of conversion would be based on a unit price for EPLC of £0.57 and a unit price for ESA of €0.87, subject to certain specified adjustments including adjustments for fluctuations in the €/£ exchange rate.

2.1.2 Asset carrying value

The accounts for the year ended 31 December 2003 included an impairment charge of £1.3 billion, reflecting the value of discounted projected future operating cash flows, an assumed level of debt over the period of the Concession and a market interest rate which corresponds to an implicit discount rate of 7%. These calculations, aimed at determining a value in use of the assets, were performed in the context of the going concern uncertainty. They were based on operating cash flows, which for the purposes of the valuation, assumed no changes to existing contracts in line with the going concern assumption. The valuation assumed a level of debt £1.3 billion lower than the current level which would imply an equivalent increase in the level of equity.

In the six months ended 30 June 2004, the operating performance of the Group has been worse than the cash flow forecasts that were used for the calculation of the value in use of the assets as at 31 December 2003. In addition, there has been an upward pressure on interest rates. Group management believe that it is too early to conclude on whether the conditions experienced in the six months ended 30 June 2004 are short term or are indicative of a more permanent trend.

Furthermore, the Group has not yet concluded what impact its intended actions to increase revenues and reduce operating costs may have on its financial projections and on the value of the assets in use.

In addition, the Group is currently working on a refinancing plan which could lead to a different level of debt compared to that underlying the valuation assumptions as at 31 December 2003.

In this context, the Group has not undertaken a revision of its financial projections; this normally takes place during the second half of each year as part of the preparation of the medium term plan of the Group. Therefore, the impairment of the Group's assets booked as at 31 December 2003 has not been reviewed as at 30 June 2004.

Relatively small changes in the assumptions used could lead to significant changes in the value in use of the assets. As an example, and with all other things being equal, a shortfall of £10 million per annum in future operating cash flows or an increase in the implicit discount rate of 0.1% would reduce the value in use of the fixed assets by approximately £150 million.

2.2 Railways dispute

The arbitration relating to the claim by the Railways in respect of their contribution to Eurotunnel's operating costs is continuing. Eurotunnel remains confident in the outcome of these proceedings and has therefore not made a provision in these interim financial statements or in the Group's financial projections. A ruling from the arbitration Tribunal is expected in the fourth quarter of 2004.

3. Loss per Unit

(pence)	**6 months to 30 June 2004**	6 months to 30 June 2003	Year to 31 December 2003
Basic	**(3.2)**	(0.7)	(56.5)
Pre-exceptional result	**(2.9)**	(3.4)	(6.3)
Fully diluted	** **(2.8)**	(0.2)	* (53.3)

* Including conversion of Stabilisation Notes and excluding consequences of future financial refinancing (see note 2).
** Including conversion of Stabilisation Notes and Advances and excluding consequences of future financial refinancing (see note 2).

The basic loss per Unit for the six months is calculated using the weighted average number of Units in issue during the period of 2,546,110,049 (30 June 2003: 2,362,552,054) and the loss for the period of £82,185,000 (30 June 2003: loss of £17,075,000).

The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £74,143,000 (30 June 2003: £79,641,000) before the exceptional loss of £8,042,000 in the period (30 June 2003: exceptional profit of £62,566,000).

The fully diluted loss per Unit, excluding the consequences of any future financial refinancing (see note 2), is calculated using the fully diluted number of Units of 2,986,407,244 (30 June 2003: 2,560,026,652) which at 30 June 2004 includes the conversion of Stabilisation Notes, Stabilisation Advances and the exercise of share options based on market conditions at the balance sheet date, and the adjusted loss for the period of £82,185,000 (30 June 2003: loss of £5,494,000).

4. Share capital and share premium account

(£000)	EPLC	ESA	Total
Share capital (Units)			
At 1 January 2004			
2,546,097,327 shares of £0.01 each	25,460	-	**25,460**
2,546,097,327 shares of €0.15 each	-	259,938	**259,938**
	25,460	259,938	**285,398**
Issued during the period:			
16,886 shares of £0.01 each	0	-	**0**
16,886 shares of €0.15 each	-	2	**2**
	0	2	**2**
At 30 June 2004			
2,546,114,213 shares of £0.01 each	25,460	-	**25,460**
2,546,114,213 shares of €0.15 each	-	259,940	**259,940**
At 30 June 2004	**25,460**	**259,940**	**285,400**
Share premium account			
At 1 January 2004	1,232,767	1,135,620	**2,368,387**
Premium on shares issued during the period	2	0	**2**
At 30 June 2004	1,232,769	1,135,620	**2,368,389**

During the period 16,886 Units were issued following the exercise of options subsequent to the departure of certain beneficiaries, in accordance with the rules of the scheme.

Following the approval given by the Annual General Meetings of EPLC and ESA on 6 May 1999, 15,047,456 share options were granted to 436 beneficiaries at £0.35 or €0.52 on 27 February 2004. In addition, 264 beneficiaries received 3,443,186 options at £0.28 under the UK ShareSave scheme.

5. Movement on reserves

(£000)	Other reserve *	Profit and Loss Account	Exchange adjustment reserve
At 1 January 2004	3,483	(1,635,097)	77,016
Loss for the period	-	(82,185)	-
Translation adjustments	-	-	150,888
At 30 June 2004	**3,483**	**(1,717,282)**	**227,904**

* This non distributable reserve is the consequence of the conversion of ESA's share capital into euros in 2001.

6. Loan notes, loans and overdrafts

(£000)	31 December 2003 as reported	31 December 2003 restated *	Deferred interest conversion	Repurchase of debt	Settlement of interest **	**30 June 2004 as reported**	30 June 2003 as reported
Equity Notes	0	0				**0**	260,530
Participating Loan Notes	873,760	852,021				**852,021**	866,273
Stabilisation Notes	76,886	74,966	82,337			**157,303**	69
Total Loan Notes Principal	950,646	926,987	82,337	0	0	**1,009,324**	1,126,872
EDL, Senior and 4th Tranche Debt	373,993	365,096				**365,096**	370,928
Tier 1A Debt	740,000	740,000				**740,000**	740,000
Junior Debt	3,264,673	3,175,267		(1,972)		**3,173,295**	3,235,211
Resettable Advances	479,133	463,805		(6,165)		**457,640**	525,696
Interest not paid in cash							
Stabilisation Advances	352,238	343,469			8,828	**352,297**	339,399
Deferred Interest	79,260	77,282	(82,223)		4,941	**0**	154,102
Total loans	5,289,297	5,164,919	(82,223)	(8,137)	13,769	**5,088,328**	5,365,336
Accrued interest							
Loan Notes	6,548	6,385			(681)	**5,704**	10,759
Loans	118,374	115,997			(27,170)	**88,827**	120,531
Total accrued interest	124,922	122,382	0	0	(27,851)	**94,531**	131,290
Overdrafts	0	0			8	**8**	1
Total	6,364,865	6,214,288	114	(8,137)	(14,074)	**6,192,191**	6,623,499

* The debt at 31 December 2003 has been recalculated at the exchange rate of 30 June 2004 in order to facilitate comparison.

** Interest includes accrued interest during the period less interest paid in cash or settled using the Stabilisation Facility.

In January 2004, £3.7 million plus €7.8 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from free cash flow. All deferred interest due on the Equity Notes was converted into Stabilisation Notes as at 26 January 2004.

In July 2004, £3.5 million plus €5.6 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from free cash flow. All interest due on the Junior Debt at 25 July 2004 (£64.1 million plus €44.4 million) was paid in cash. A further £6.7 million and €31.2 million was paid in respect of the floor hedging contracts.

7. **Other financial debtors and creditors**

Eurotunnel owns nine leasing companies in the UK, which have a total outstanding debt at 30 June 2004 of £513 million (30 June 2003: £612 million). This debt is fully secured on an equivalent amount of lease receivables due to the companies. Through these transactions Eurotunnel has been able to obtain immediate value in cash for a proportion of its tax losses by the future surrendering of such losses by way of group relief to the leasing companies. Included in interest receivable and similar income for the 6 months to 30 June 2004 is an amount of £14 million (30 June 2003: £23 million) arising in the leasing companies. This is matched by an equivalent amount in interest payable.

8. Exceptional loss

A net exceptional loss of £8 million was incurred in the first half of 2004 relating principally to the refinancing projects and to the retrocession of roads and tracks in the area surrounding the French terminal. This was partly offset by a profit of £2 million generated by the repurchase of debt at a discount to its face value.

9. Significant differences between French and UK Generally Accepted Accounting Principles ("GAAP")

The Eurotunnel Group accounts comply with French GAAP which differ in certain aspects from UK GAAP. The significant differences, which affect the profit before taxation and shareholders' funds and are described in detail in note 22 of the Group's full accounts for the year ended 31 December 2003, arise in the treatment of the consolidation of quasi-subsidiaries and of equity issue costs. Had the accounts been prepared under UK GAAP, the loss before tax would have remained the same but shareholders' funds at 30 June 2004 would have increased by £250 million.

10. International Financial Reporting Standards (IFRS)

The Combined Accounts of the Eurotunnel Group are currently prepared in accordance with French General Accepted Accounting Principles and laid down by law n°99-02 of the "Comité de la réglementation comptable". As from 1 January 2005, in accordance with European law n°1606/2002 of 19 July 2002, the Eurotunnel Group will be required to adopt IFRS. The Eurotunnel Group has therefore commenced a project with the aim of adopting these standards and adapting its information and consolidation systems so as to be in accordance with the new requirements relating to the presentation of its financial information for the 2005 changeover.

The main differences identified, at this stage, between the French accounting principles and IFRS likely to have a significant impact on the financial position of the Group are in relation to tangible assets and financial instruments.

The work aimed at establishing the impact of the application of IFRS will continue in the second half of 2004.

Auditors' and *Commissaires aux Comptes' Report*

In accordance with French reporting regulations, the Commissaires aux Comptes and the Auditors are required to make a report in relation to the Interim Report to shareholders at 30 June 2004. No audit opinion is required at 30 June 2004 under these regulations and accordingly the Commissaires aux Comptes and the Auditors have neither carried out an audit nor given an audit opinion. The work performed for the purposes of the report is set out in its text and is less in scope than an audit performed in accordance with standards generally accepted in the UK and France. For the benefit of UK shareholders there follows an English translation of the text of the report:

Report of the Auditors and Commissaires aux Comptes on the half year combined financial statements

In our capacity as Commissaires aux Comptes and Auditors of the Eurotunnel Group and in accordance with article L.232-7 of the Code de Commerce, we have carried out :

- a limited review of the half year combined financial statements of the Eurotunnel Group, as defined in note 1, covering the period from 1 January 2004 to 30 June 2004,

- the review of the information given in the interim report of the Eurotunnel Group.

The half year combined financial statements are the responsibility of the Joint Board of the Eurotunnel Group. Our responsibility is to issue a report on these financial statements based on our limited review.

We conducted our review in accordance with professional standards applicable in France and in the UK. These standards require that we plan and perform limited review procedures, substantially less in scope than an audit, to obtain reasonable assurance as to whether the half year combined financial statements are free from material misstatements. A review is limited primarily to inquiries of management and analytical procedures applied to financial data and thus provides less assurance than an audit.

Based on our review, which was conducted in accordance with French accounting principles and regulations, nothing has come to our attention that causes us to believe that the half year combined financial statements do not give a true and fair view of the financial position and the assets and liabilities of the Eurotunnel Group as at 30 June 2004 and of the results of its operations for the six month period then ended.

Whilst giving this opinion, we draw attention to the disclosures made in note 2 to the half year combined financial statements concerning the two uncertainties that the Group is facing:

- The first uncertainty relates to the going concern assumption after 2005 which is dependent upon the Group's ability to put in place a refinancing plan or, if not, to obtain an agreement with the Lenders under the existing Credit Agreement within the next two years.

- The second uncertainty, in part related to the first one, relates to the carrying value at which the fixed assets are recorded in the financial statements. For the purposes of this valuation accounting regulations require the establishment of financial projections over the life of the Concession, which have been prepared based on the assumption that current contracts will be maintained and on the assumption of a level of debt lower than the current level.

  On this basis, at 31 December 2003 the Group recorded an impairment of its fixed assets of £1.3 billion, representing an implicit discount rate of 7%.

  At 30 June 2004, in the context of the operational performance which was worse than forecast in 2003, increased upward pressure on interest rates, and the ongoing preparation of a refinancing plan, the Group has not reviewed the financial projections underlying the valuation of the fixed assets.

  Small changes in the assumptions used could have significant consequences for the value in use of the assets. As an example, and with all other things being equal, a reduction in future operating cash flows of £10 million per annum or an increase of 0.10% in the implicit discount rate would reduce the value in use of the fixed assets by approximately £150 million.

  It should be recognised that medium and long-term financial projections are uncertain by their very nature.

We have carried out our limited review of the information contained in the Eurotunnel Group's half year combined interim report in accordance with professional standards applicable in France and in the UK.

With the exception of the eventual outcome of the matters raised above, we have no further comments to make as to the fairness and consistency of the half year combined financial statements.

Folkestone, 23 July 2004

KPMG Audit Plc	KPMG Audit	Mazars & Guérard
Chartered Accountants	Département de KPMG SA	T. de Bailliencourt
	F. Odent	

Auditors and *Commissaires aux Comptes*